03002181

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27030

RECEIVED MAR - 3 2003 181 MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waddell & Reed, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 Lamar Avenue
(No. and Street)

Overland Park	KS	66202-4200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Schieber (913) 236-1980
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

1000 Walnut Street, Suite 1600	Kansas City	MO	64106-2170
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 20 2003 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/9/03

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Schieber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waddell & Reed, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Mark A Schieber
Signature

Vice President
Title

Catherine R Morris
Notary Public
MCE - 09-16-03

CATHERINE R. MORRIS
NOTARY PUBLIC
STATE OF KANSAS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1000 Walnut, Suite 1600
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Waddell & Reed, Inc.:

In planning and performing our audit of the financial statements of Waddell & Reed, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

KPMG LLP

Kansas City, Missouri
January 27, 2003

KPMG

1000 Walnut
Suite 1600
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors
Waddell & Reed, Inc. (Parent Company Only):

We have audited the accompanying balance sheets of Waddell & Reed, Inc. (parent company only), a subsidiary of Waddell & Reed Financial, Inc., as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waddell & Reed, Inc. (parent company only) as of December 31, 2002, and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, effective January 1, 2002, the Company ceased amortization of goodwill and changed its method of determining impairment of goodwill as required by Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets."*

KPMG LLP

January 24, 2003

WADDELL & REED, INC.
(Parent Company Only)

Balance Sheets

December 31, 2002 and 2001
(In thousands)

Assets		**2002**	**2001**
Assets:			
Current assets:			
Cash and cash equivalents (note 1)	$	31,240	73,960
Investment securities, available-for-sale (note 2)		54,800	28,642
Receivables:			
Advisors Funds and W&R Funds		1,395	2,106
Customers and other		13,567	9,706
Due from affiliates (note 6)		701	362
Deferred income taxes - current (note 9)		22	33
Income taxes receivable		20,349	18,496
Prepaid expenses and other current assets (notes 1 and 15)		66,626	3,573
Total current assets		188,700	136,878
Property and equipment, net (notes 3 and 4)		12,728	13,648
Deferred sales commissions, net		13,940	13,015
Deferred compensation (note 12)		2,181	—
Goodwill (net of accumulated amortization of $8,272)		8,242	8,242
Investment in affiliated companies (note 7)		44,298	36,560
Other assets		2,347	815
Total assets	$	272,436	209,158
Liabilities and Stockholder's Equity			
Liabilities:			
Current liabilities:			
Accounts payable	$	28,233	33,748
Accrued sales force compensation		9,034	10,257
Accrued other compensation		376	464
Due to affiliates (note 6)		221	520
Other current liabilities		6,264	3,558
Total current liabilities		44,128	48,547
Long term liabilities		1,082	1,178
Deferred income taxes - noncurrent (note 9)		999	1,188
Accrued pensions and postretirement costs (note10)		4,672	4,677
Total liabilities		50,881	55,590
Stockholder's equity:			
Common stock ($1 par value; 1,000 shares authorized, issued, and outstanding)		1	1
Additional paid-in capital		214,166	155,495
Retained earnings		9,690	—
Accumulated other comprehensive income, net of deferred taxes of $(1,418) in 2002, and $(1,192) in 2001		(2,302)	(1,928)
Total stockholder's equity		221,555	153,568
Total liabilities and stockholder's equity	$	272,436	209,158

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Operations

Years ended December 31, 2002 and 2001
(In thousands)

		2002	2001
Revenue (note 6):			
Underwriting and distribution fees	$	152,764	170,925
Investment and other revenue		2,258	1,784
Total revenue		155,022	172,709
Expenses:			
Underwriting and distribution (note 13)		157,677	166,991
Compensation and related costs		7,197	7,416
General and administrative		9,843	8,052
Depreciation		2,423	2,597
Amortization of goodwill		—	415
Impairment of investment securities		3,608	—
Total expenses		180,748	185,471
Loss before income taxes and equity in income of subsidiaries		(25,726)	(12,762)
Income taxes (note 9)		(9,825)	(4,954)
Loss before equity in income of subsidiaries		(15,901)	(7,808)
Equity in income of subsidiaries (note 7)		121,091	133,330
Net income	$	105,190	125,522

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001
(In thousands)

	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Notes receivable for stock loans	Accumulated other comprehensive income	Total stockholder's equity
Balance at December 31, 2000	1,000	$ 1	124,237	38,938	(8,369)	(1,505)	153,302
Net income	—	—	—	125,522	—	—	125,522
Contribution from parent	—	—	30,000	—	—	—	30,000
Dividends to parent	—	—	—	(164,460)	—	—	(164,460)
Return of capital to parent	—	—	(7,240)	—	—	—	(7,240)
Recognition of stock compensation	—	—	—	—	8,369	—	8,369
Tax benefit from exercise of stock options	—	—	8,498	—	—	—	8,498
Unrealized loss on investment securities	—	—	—	—	—	(423)	(423)
Balance at December 31, 2001	1,000	1	155,495	—	—	(1,928)	153,568
Net income	—	—	—	105,190	—	—	105,190
Issuance of restricted shares of parent	—	—	4,675	—	—	—	4,675
Contribution from parent	—	—	45,500	—	—	—	45,500
Dividends to parent	—	—	—	(95,500)	—	—	(95,500)
Transfer of investments from parent	—	—	4,783	—	—	(133)	4,650
Tax benefit from exercise of stock options	—	—	3,713	—	—	—	3,713
Unrealized loss on investment securities	—	—	—	—	—	(1,531)	(1,531)
Reclassification for amounts included in net income	—	—	—	—	—	3,650	3,650
Minimum pension liability adjustment	—	—	—	—	—	(2,360)	(2,360)
Balance at December 31, 2002	1,000	$ 1	214,166	9,690	—	(2,302)	221,555

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Comprehensive Income

Years ended December 31, 2002 and 2001
(In thousands)

	2002	2001
Net income	$ 105,190	125,522
Other comprehensive income:		
Minimum pension liability adjustment during the period, net of income taxes of $(1,446) and $0 in 2002 and 2001, respectively	(2,360)	—
Net unrealized depreciation of investments during the period, net of income taxes of $(1,017) and $(194) in 2002 and 2001, respectively	(1,664)	(321)
Reclassification adjustment for amounts included in net income, net of income taxes of $2,237 and $(64) in 2002 and 2001, respectively	3,650	(102)
	(374)	(423)
Comprehensive income	$ 104,816	125,099

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Statements of Cash Flows

Years ended December 31, 2002 and 2001
(In thousands)

		2002	2001
Cash flows from operating activities:			
Net income	$	105,190	125,522
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization		2,745	3,062
Recognition of stock compensation		—	8,369
Write-down of investment securities		3,608	—
Loss on sale and retirement of property and equipment		103	245
Capital gains and dividends reinvested		(137)	(61)
Deferred income taxes		455	(4,366)
Equity in income of subsidiaries		(121,091)	(133,330)
Changes in assets and liabilities:			
Receivables from funds		711	(782)
Other receivables		(3,861)	4,304
Due to/from affiliates		(638)	1,298
Prepaid expenses and other assets		(1,518)	(3,075)
Accounts payable		(5,515)	(5,837)
Other liabilities		(3,397)	(2,297)
Net cash used in operating activities		(23,345)	(6,948)
Cash flows from investing activities:			
Dividends received from subsidiaries		115,800	147,100
Additions to investment securities		(21,884)	(9,102)
Proceeds from sales of investment securities		815	215
Additions to property and equipment		(1,620)	(7,071)
Proceeds from sale of property and equipment		14	72
Proceeds from sale-leaseback of real estate		—	28,233
Appeal bond deposit		(62,500)	—
Net cash provided by investing activities		30,625	159,447
Cash flows from financing activities:			
Dividends paid		(95,500)	(164,460)
Return of capital to parent		—	(7,240)
Contribution from parent		45,500	30,000
Net cash used in financing activities		(50,000)	(141,700)
Net increase (decrease) in cash and cash equivalents		(42,720)	10,799
Cash and cash equivalents at beginning of year		73,960	63,161
Cash and cash equivalents at end of year	$	31,240	73,960
Supplemental disclosures for cash flow information:			
Cash paid for income taxes	$	89	74
Noncash issuance of restricted shares of parent		4,675	—
Noncash transfer of investments from parent		4,783	—

See accompanying notes to financial statements.

WADDELL & REED, INC.
(Parent Company Only)

Notes to Financial Statements

December 31, 2002 and 2001

(1) Summary of Significant Accounting Policies

Basis for Financial Statement Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Waddell & Reed, Inc., parent company only, (the "Company") pursuant to Securities and Exchange Commission ("SEC") Rule 17a-5. Investments in subsidiaries are recorded at the Company's equity in underlying net assets. Significant intercompany accounts and transactions with subsidiaries are disclosed in the financial statements or notes thereto.

Ownership

Waddell & Reed, Inc. is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"). Consolidated financial statements of WDR are available.

Use of Estimates

Accounting principles generally accepted in the United States of America require the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses in the financial statements and accompanying notes and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to, depreciation and amortization, taxes and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term investments. The Company considers all highly liquid investments with original or remaining maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents at December 31, 2002 and 2001 include amounts of $13,932,000 and $20,360,000, respectively, for the benefit of customers in compliance with securities industry regulations. Substantially all cash balances are in excess of federal deposit insurance limits of $100,000. The Company also has an investment in a money market fund for which the Company is principal underwriter and investment advisor of $3,262,000 and $13,463,000 at December 31, 2002 and 2001, respectively.

Cash deposited with the Circuit Court of Jefferson County, Alabama as an appeal bond in connection with our litigation with United Investors Life Insurance Company ("UILIC") in the amount of $62.5 million is excluded from "Cash and cash equivalents" and is included in "Prepaid expenses and other current assets" on the 2002 balance sheet. See note 2.

Disclosures About Fair Value of Financial Instruments

Fair value for certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, receivables and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments.

Investment Securities and Investment in Affiliated Mutual Funds

The Company's investments are composed of U.S., state and government obligations, corporate debt securities and investments in affiliated mutual funds. Investments with maturities of less than one year are considered to be short-term. All investments are classified as available-for-sale. As a result, these investments are recorded at fair value. Unrealized holding gains and losses, net of related tax effects, are excluded from earnings until realized and are reported as a separate component of comprehensive income. Realized gains and losses are computed using the specific identification method for investment securities other than mutual funds. For mutual funds, realized gains and losses are computed using the average cost method.

The Company's investments are reviewed and adjusted for other than temporary declines in value. When a decline in fair value of an investment carried at fair value is determined to be other than temporary, the unrealized loss recorded net of tax in other comprehensive income is recognized as a charge to net income and a new cost basis is established for the security.

Comprehensive Income

Comprehensive income consists of net income, unrealized gains (losses) on available-for-sale securities, and a minimum pension liability adjustment and is presented in a separate statement of comprehensive income.

Property and Equipment

Property and equipment is carried at cost. Maintenance and repairs are expensed as incurred. Improvements are capitalized. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of the related asset (or lease term if shorter), generally three to ten years for furniture, fixtures and data processing equipment, three to ten years for equipment and machinery, and up to fifteen years for leasehold improvements.

Goodwill

Goodwill and intangible assets primarily represent the excess of purchase price over the fair value of net underlying assets acquired using purchase accounting. In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 141 "*Business Combinations*" ("SFAS 141") and Statement of Financial Accounting Standards No. 142 "*Goodwill and Other Intangible Assets*" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. It also specifies the types of acquired

(Continued)

intangible assets that require recognition and reporting separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions in the statement. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144"). The Company has adopted the provisions of SFAS 141 and SFAS 142 for acquisitions occurring on or after July 1, 2001. With respect to transactions occurring prior to July 1, 2001, SFAS 141 and SFAS 142 were adopted on January 1, 2002.

On the date of adoption of SFAS 142, in accordance with SFAS 141, the Company performed an evaluation of its goodwill that was acquired in prior business combinations to identify intangible assets that require recognition and reporting apart from goodwill and concluded that it has no separately identifiable intangible assets requiring recognition apart from goodwill. Also, on the date of adoption of SFAS 142, in accordance with that statement, the Company performed a goodwill transitional impairment assessment and concluded that no impairment of goodwill exists at the date of adoption. At least annually, or in the case of certain factors being present, SFAS 142 requires that the Company complete an ongoing review of the recoverability of goodwill and intangible assets using a fair-value based approach. The approach for the review of goodwill has two steps; the first being to identify a potential impairment, and the second step is to measure the amount of the impairment loss, if any. Intangible assets with indefinite lives are tested for impairment annually using a one-step approach that compares the fair value to the carrying amount of the asset.

Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, which are paid to financial advisors in connection with the sale of certain shares of Waddell & Reed mutual funds ("W&R Funds") and Waddell & Reed Advisors Funds ("Advisors Funds"). The deferred costs associated with the sale of Advisors Funds Class B shares and W&R Funds Class B shares are amortized on a straight-line basis over the life of the shareholders investments not to exceed five years. The deferred costs associated with the sale of Advisors Funds Class C shares and the W&R Funds Class C shares are amortized on a straight-line basis over twelve months. The Company recovers such costs through 12b-1 distribution fees, which are paid by the W&R Funds and the Advisors Funds Class B and C shares, along with contingent deferred sales charges paid by shareholders who redeem their shares prior to completion of the required holding periods.

Revenue Recognition

Underwriting and distribution commission revenues resulting from the sale of investment products are recognized on the trade date. We also recognize distribution revenues monthly on certain types of investment products, generally calculated based upon average daily net assets under management.

Advertising

Costs of advertising are expensed as incurred. Amounts charged to expense were $2,134,000 and $2,780,000 for the years ended December 31, 2002 and 2001, respectively.

Concentration of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, *"Disclosure of Information About Financial Instruments with Off-balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk"*, consist primarily of investments in U. S. government and agency securities, municipal securities, and affiliated money market and mutual funds and accounts receivable. Credit risk is believed to be minimal in that the U. S. government and agency securities are backed by the full faith and credit of the U. S. government, municipal securities are backed by the full taxing power of the issuing municipality or revenues from a specific project, and the affiliated mutual funds have substantial net assets.

Income Taxes

The Company files consolidated income tax returns with its parent, WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate returns in all periods. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company recognizes tax benefits from the exercise of options in WDR stock by its employees. These tax benefits are reflected as an increase to additional paid-in capital with a corresponding reduction to income taxes payable. Tax benefits from option exercises were $3.7 million and $8.4 million for 2002 and 2001, respectively.

(2) Investments Securities

Investments at December 31, 2002 and 2001 are as follows (in thousands):

	2002			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Municipal bonds maturing:				
Within one year	$ 1,595	—	—	1,595
After one year but within five years	2,347	99	—	2,446
After ten years	496	—	(40)	456
Corporate bonds maturing:				
After one year but within five years	21,619	559	—	22,178
After ten years	3,038	—	(454)	2,584
United States Government-backed mortgage securities	664	70	—	734
Managed funds	25,161	541	(895)	24,807
	$ 54,920	1,269	(1,389)	54,800

	2001			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Municipal bonds maturing:				
After one year but within five years	$ 4,781	317	—	5,098
After ten years	496	—	(54)	442
Managed funds	23,928	—	(826)	23,102
	$ 29,205	317	(880)	28,642

During the third quarter of 2002, the Company recorded an impairment charge to earnings of $3.6 million, pre-tax, to reflect the other than temporary decline in value of certain holdings in affiliated mutual funds. Subsidiaries of the Company recorded a charge to earnings of $2.1 million, pre-tax, also related to the other than temporary decline in the value of certain holdings in affiliated mutual funds. The charge for subsidiaries is reflected in the Statement of Operations in "Equity in income of subsidiaries".

(Continued)

Our parent company, WDR, is contingently liable under a standby letter of credit in the amount of $36.0 million that expires in June of 2003. As collateral for performance of obligations of the bank under the letter of credit, the Company has pledged a portion of its investment securities with a combined market value of $27.2 million at December 31, 2002. These securities are recorded in "Investment securities, available for sale" on the consolidated balance sheet. Subsidiaries of the Company have also pledged a portion of investment securities with a combined market value of $15.1 million. This standby letter of credit was issued in connection with a court appeal bond posted with the New York Supreme Court related to the Sawtelle arbitration award. The appeal bond was purchased in the form of a surety bond, the only available means to post an appeal bond in the State of New York.

(3) Sale-Leaseback of Real Estate

On March 7, 2001, the Company entered into a sale-leaseback arrangement, in which the Company sold its two home office buildings and the associated land to an unrelated third party and leased it back for a period of fifteen years. The leaseback has been accounted for as an operating lease. The net proceeds from this sale were $28,233,000 and resulted in a realized gain of approximately $1,288,000, which was deferred and is being amortized to income over the term of the operating lease. For the years ended December 31, 2002 and 2001, the Company and its subsidiaries recognized $91,000 and $57,000, respectively, of its deferred gain as a reduction of rent expense.

(4) Property and Equipment

A summary of property and equipment at December 31, 2001 and 2000 is as follows:

		2002	2001	Estimated useful lives
Furniture and fixtures	$	15,412	15,015	3 – 15 years
Equipment and machinery		449	506	3 – 10 years
Data processing equipment		4,960	4,505	3 – 10 years
Property and equipment, at cost		20,821	20,026	
Less accumulated depreciation		8,093	6,378	
Property and equipment, net	$	12,728	13,648	

(Continued)

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 and 2001, the Company had net capital of $10,423,000 and $21,108,000, respectively, which was $5,054,000 and $15,188,000, respectively, in excess of its required net capital of $5,369,000 and $5,920,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 7.73 to 1 and 4.21 to 1 at December 31, 2002 and 2001, respectively. The difference between net capital and stockholder's equity is the nonallowable assets which are excluded from net capital. See Schedule I for additional information regarding net capital.

(6) Transactions With Related Parties

The Company charges Waddell & Reed Services Company ("WARSCO") and Waddell & Reed Investment Management Company ("WRIMCO"), affiliated companies, for telephone, accounting, legal, and other services and in 2001 also included facilities rental for the first three months. The Company received $737,100 and $821,000 for the years ended December 31, 2002 and 2001, respectively, for these services. In turn, WARSCO charges the Company for data processing, administration, fund account services, and services provided to licensed sales representatives. The charge to the Company for these expenses was $8,547,000 and $7,151,000 for the years ended December 31, 2002 and 2001, respectively.

The current amounts due from affiliates at December 31, 2002 and 2001 include non-interest bearing advances for current operating expenses and commissions due from the sale of affiliates' products. The current amounts due to affiliates at December 31, 2002 and 2001 include amounts due for administrative and other services. The amounts classified as income tax receivable at December 31, 2002 and 2001 include amounts due from affiliates for tax allocations.

(7) Investment in Affiliated Companies

At December 31, 2002 and 2001, the Company had the following equity interests in affiliates, all of which are 100% owned subsidiaries:

		2002	2001
		(In thousands)	
WARSCO	$	19,019	13,714
WRIMCO		20,119	17,941
Waddell & Reed Leasing, Inc.		1,600	1,586
Waddell & Reed Insurance Agencies		7	7
Fiduciary Trust Company of New Hampshire		3,195	3,058
Unicon Agency, Inc.		280	177
Waddell & Reed Distributors, Inc.		78	77
	$	44,298	36,560

The condensed combined statements of assets and liabilities of the Company's subsidiaries at December 31, 2002 and 2001, and the condensed combined statements of operations for the years ended December 31, 2002 and 2001, are presented as follows:

		2002	2001
		(In thousands)	
Assets:			
Cash	$	7,322	14,216
Receivables and prepaids		14,919	13,452
Investments		27,298	23,260
Deferred income taxes		1,507	5,756
Property and equipment, net		18,640	10,545
Goodwill		27,222	27,222
Deferred compensation		2,494	—
Other assets		872	8
		100,274	94,459
Liabilities:			
Other liabilities		13,892	12,332
Income taxes		42,084	45,567
		55,976	57,899
Company equity in net assets	$	44,298	36,560

(Continued)

		2002	2001
		(In thousands)	
Revenues	$	249,270	270,380
Expenses:			
Operating expenses		60,390	58,696
Amortization expense		—	1,203
Impairment of investment securities		2,053	—
Income taxes		65,736	77,151
Total expenses		128,179	137,050
Company equity in net income	$	121,091	133,330

Included in accumulated other comprehensive income of affiliates is a minimum pension liability adjustment in the amount of $(1,052,000) and an unrealized gain on the investment securities of affiliates in the amount of $133,000 as of December 31, 2002. As of December 31, 2001, accumulated other comprehensive income of affiliates included an unrealized loss on the investment securities of affiliates of $(1,579,000).

(8) Goodwill

As of January 1, 2002 and December 31, 2002, the carrying amount of goodwill of the Parent was $8,242,000 and the subsidiaries was $27,222,000.

Upon adoption of SFAS No. 142, the Company was required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. The Company did not identify any intangible assets separate from goodwill.

Adjusted Net Earnings

Amortization expenses related to goodwill was $1,618,000 for the year ended December 31, 2001. The following table reconciles previously reported net income as if the provisions of SFAS No. 142 were in effect in 2001 (in thousands).

Reported net earnings	$	125,522
Goodwill amortization:		
Parent		415
Subsidiary		1,203
Adjusted net earnings	$	127,140

(9) Income Taxes

The components of total income tax expense are as follows:

		2002	2001
		(In thousands)	
Currently payable:			
Federal	$	(9,064)	(4,884)
State		(1,216)	(670)
		(10,280)	(5,554)
Deferred taxes		455	600
	$	(9,825)	(4,954)

(Continued)

WADDELL & REED, INC.
(Parent Company Only)

Notes to Financial Statements

December 31, 2002 and 2001

The tax effect of temporary differences that give rise to significant portions of deferred tax liabilities and deferred tax assets at December 31, 2002 and 2001 are as follows:

		2002	2001
		(In thousands)	
Deferred tax liabilities:			
Deferred selling costs	$	(2,220)	(2,956)
Fixed assets		(1,274)	(757)
Other		(1,844)	(657)
Total gross deferred liabilities		(5,338)	(4,370)
Deferred tax assets:			
Benefit plans		389	1,711
Minimum pension liability		801	—
Accrued expenses		1,706	1,255
Unrealized losses on investment securities		1,417	216
Other		48	33
Total expenses		4,361	3,215
Net deferred tax liabilities	$	(977)	(1,155)

A valuation allowance for deferred tax assets was not necessary at December 31, 2002 and 2001.

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

		2002	2001
		(In thousands)	
Statutory federal income tax rate		35.0 %	35.0 %
State income taxes, net of federal tax benefits		3.0	3.1
Tax-exempt investments		0.4	2.6
Goodwill		—	(2.0)
Other items		(0.2)	0.1
Effective income tax rate	$	38.2 %	38.8 %

(10) Pension Plan and Postretirement Benefits Other Than Pensions

The Company participates in a noncontributory retirement plan that covers substantially all employees of the Parent and its subsidiaries. Benefits payable under the plan are based on employees' years of service and compensation during the final ten years of employment. This plan invests in equity securities of large capitalization companies, investment grade corporate and government bonds, and cash and cash equivalents. The Company also sponsors an unfunded defined benefit postretirement medical plan that covers substantially all employees of the Parent and its subsidiaries. The plan is contributory with retiree contributions adjusted annually.

		Postretirement benefits		Pension benefits	
		2002	2001	2002	2001
		(In Thousands)			
Change in benefit obligations:					
Benefit obligation at beginning of year	$	1,791	2,193	52,368	40,206
Service cost		133	177	4,194	3,343
Interest cost		146	186	3,786	3,295
Plan changes		623	(61)	—	1,990
Actuarial (gain) loss		2,200	(647)	4,962	5,084
Benefits paid		(244)	(132)	(3,044)	(1,550)
Retiree contributions		89	75	—	—
Benefit obligation at end of year	$	4,738	1,791	62,266	52,368
Change in plan assets:					
Fair value of plan assets at beginning of year	$	—	—	41,433	39,468
Actual return on plan assets		—	—	(3,299)	(1,885)
Company contribution		155	57	9,000	5,400
Benefits paid		(244)	(132)	(3,044)	(1,550)
Retiree contributions		89	75	—	—
Fair value of plan assets at end of year	$	—	—	44,090	41,433
Funded status of plan	$	(4,738)	(1,791)	(18,176)	(10,935)
Unrecognized actuarial loss		2,599	414	18,138	6,314
Unrecognized prior service cost		328	(323)	2,347	2,531
Unrecognized net transition obligation		—	—	83	88
Minimum pension liability adjustment		—	—	(7,975)	—
Accrued benefit costs	$	(1,811)	(1,700)	(5,583)	(2,002)

(Continued)

WADDELL & REED, INC.
(Parent Company Only)

Notes to Financial Statements

December 31, 2002 and 2001

Weighted average assumptions as of December 31:					
Discount rate		6.75%	7.75%	6.75%	7.25%
Expected return on plan assets		N/A	N/A	9.25%	9.25%
Rate of compensation increase		N/A	N/A	3.75%	3.75%
Components of net periodic benefit cost:					
Service cost	$	133	177	4,194	3,343
Interest cost		146	186	3,786	3,295
Expected return on plan assets		—	—	(3,711)	(3,640)
Amortization of actuarial loss		14	53	148	—
Prior service cost amortization		(28)	(24)	184	44
Transition obligation amortization		—	—	5	5
Net periodic benefit cost	$	265	392	4,606	3,047

Separate amounts for the parent company only are not available, and therefore the above information is presented for all companies participating in the Plan, not just the Parent company.

Pension expenses for the Company was $787,000 and $490,000 for the years ended December 31, 2002 and 2001, respectively. This expense was allocated to the Company based on its payroll cost related to the total payroll costs of all the participating companies.

Postretirement benefits plan amendments were due to the addition of advisors (both Legend Group and the Company), which were previously not eligible to participate in the plan and due to a decrease in prescription drug coverage for 2002 and 2001, respectively. The plan amendment to the pension plan was due to an increase in the pay cap from $170,000 to $200,000 in 2001.

		Postretirement benefits		Pension benefits	
		2002	2001	2002	2001
		(In Thousands)			
Minimum pension liability adjustment	$	—	—	6,163	—
Intengible asset		—	—	(2,357)	—
Deferred tax benefits		—	—	(1,446)	—
Pension liability adjustment to stockholder's equity	$	—	—	2,360	—

For measurement purposes, the health care cost trend rate was 11.0% and 6.5% in 2002 and 2001, respectively. The health care cost trend rate scale decreases from 11% to 5% over the next 7 years to reflect anticipated increases in health care costs. The effect of a 1% annual increase in assumed cost trend rates would increase the December 31, 2002 accumulated postretirement benefit obligation by approximately $535,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2002 by approximately $91,000. The effect of a 1% annual decrease in assumed cost trend rates would decrease the December 31, 2002

accumulated postretirement benefit obligation by approximately $462,000, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2002 by approximately $78,000.

(11) Savings and Investment Plan

The Company sponsors a defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits for employees following the completion of an eligibility period. As allowed under section 401(k), the plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from 1% to 50% of their annual pre-tax salary to the plan, limited to a maximum amount set by the Internal Revenue Service. The Company matches employee contributions to the plan dollar for dollar up to the first 3% of the employee's salary and provides a 50% matching contribution on the next 2% of the employee's salary. The Company's matching contributions may not exceed 4% of the employee's eligible salary. All matching contributions vest immediately. The Company's matching contributions to the plan for the years ended December 31, 2002 and 2001 were $1,565,000 and $1,228,000, respectively.

(12) Deferred Compensation

On December 31, 2002, WDR contributed 110,888 shares of its restricted stock to the Company which in turn granted them to certain key personnel of the Company in lieu of stock options under its stock incentive plans. These shares had a fair market value of $19.67 per share. These shares have no purchase price and vest over four years. All unvested restricted shares are forfeited upon voluntary termination or termination for cause. Except for the right of disposal, holders of restricted stock have full shareholders' rights during the period of restriction, including voting rights and the right to receive dividends. Based upon the fair market value of these restricted shares on the grant date, the Company recorded deferred compensation totaling $2,181,000 for the year ended December 31, 2002, as an asset, to be recognized as expense over the four year vesting period. WDR also granted 126,798 shares of restricted stock to certain key personnel of the Company's subsidiaries, which is recorded as deferred compensation an asset at the applicable subsidiary. To the extent such shares are forfeited, the shares remain with the Company or the Company's subsidiaries.

(13) Notes Receivable for Stock Loans

In March 1998, we affected promissory notes with a select group of 266 financial advisors and sales managers to facilitate their ownership of our stock at the IPO and drive future advisor productivity and retention growth. The balance of these promissory notes, was reflected as notes receivable for stock loans in stockholders' equity. The notes were issued for amounts ranging from $11,500 to $57,500, bearing interest at 5.59% and mature in March 2003. In the third quarter of 2001, we recorded a special charge of $8,196,000 million pre-tax, or $5,082,000 million after-tax, for the write-off of these stock loans. This charge is reflected in the Company's 2001 underwriting and distribution expense. This action results from financial advisors and sales managers having now collectively met the productivity requirements of the stock loan program, such that the notes are not expected to be collected.

(Continued)

(14) Rental Expense and Lease Commitments

The Company leases home office space, sales and other office space under long-term operating leases. Rent expense for the years ended December 31, 2002 and 2001 was $12,806,000 and $11,596,000, respectively. Future minimum rental commitments under non-cancelable operating leases are as follows (in thousands):

Years ending December 31:		
2003	$	13,520
2004		10,093
2005		6,999
2006		4,533
2007		3,027
Thereafter		21,101
	$	59,273

New leases are expected to be executed as existing leases expire. Thus, future minimum lease commitments are not expected to be less than those in 2002.

(15) Contingencies

The Company is involved from time to time in various legal proceedings and claims incident to the normal conduct of its business. On the basis of information presently available and advice received from counsel, other than the items listed below, it is the opinion of management that such legal proceedings and claims, individually and in the aggregate, are not likely to have a material adverse effect on the Company's financial condition or results of operations.

United Investors Life Insurance Company Litigation

The Company has been in litigation with United Investors Life Insurance Company ("UILIC") in the Circuit Court of Jefferson County, Alabama (CV-002720) over the terms of a disputed compensation agreement executed in July 1999 by UILIC and the Company (the "Letter Agreement") and the Company's customers' replacement of UILIC variable annuity policies with Nationwide variable annuity policies. More specifically, UILIC sought the return of all compensation pursuant to the Letter Agreement on all UILIC variable annuity policy assets under management sold by the Company's financial advisors and also sought damages against the Company for various causes of action including, among others, conversion, breach of fiduciary duty, fraud, and tortious interference regarding the exchange of their policies.

On March 19, 2002, after the conclusion of a five-week trial, the jury in this case found for UILIC, awarding compensatory damages of $50 million. Jurors rejected UILIC's demand for punitive damages and our demands for counterclaim damages. The jury did not allocate the compensatory damages

between the two major causes of action – tortious interference and validity of the contract. The amount collected pursuant to the Letter Agreement before the jury verdict was approximately $11.0 million.

On June 25, 2002, the Court entered an order denying the Company's post-trial motions regarding the jury verdict, including the Company's motions to disregard it and for a new trial. In addition, the Court found that there was not a binding agreement between the companies regarding variable annuity basis point compensation pursuant to the Letter Agreement. Finally, the Court ruled in favor of the Company in denying a request by UILIC for an injunction preventing the replacement of UILIC variable annuity policies with Nationwide variable annuity policies by the Company's customers.

Pursuant to a ruling received on April 30, 2001 and the Court's ruling on June 25, 2002, the Company is barred from collecting annual compensation of 0.20% on all UILIC variable annuity policy assets under management sold by the Company's financial advisors before January 1, 2000 and annual compensation of 0.25% on all variable annuity policies' assets under management on UILIC variable annuity policies sold by the Company's financial advisors after January 1, 2000.

On July 24, 2002 the Company filed its Notice of Appeal with the Alabama Supreme Court. The Notice of Appeal requested an appellate review of the jury's verdict and the finding of the Court regarding the Letter Agreement, including its previous ruling on basis point compensation that became effective on April 30, 2001. The Appeal has been fully briefed by the parties. Oral arguments were heard before the Alabama Supreme Court on February 19, 2003. It is anticipated that the Supreme Court will render a ruling by the end of 2003.

The $50 million jury verdict accrues interest at 12% per annum from June 25, 2002. The judgment has been stayed with the posting of an appeal bond in the amount of $62.5 million in cash with the Court on July 24, 2002. This deposit is recorded in "Prepaid expenses and other current assets" on the and the Company earned interest on it at a rate of 2.01% per annum during 2002. We are currently earning interest based on the federal funds rate.

Management believes that the jury verdict is not supported by the evidence or case law in Alabama. In the opinion of management, the size and nature of the judgment, if any, is unknown and not reasonably determinable; therefore, no liability has been recorded in the consolidated financial statements.

On or about October 10, 2001, UILIC sued the Company and its California financial advisors (collectively, the "W&R Defendants") in the California Superior Court in and for the County of Los Angeles (hereafter "State Court") (BC25943). UILIC's complaint is based upon California Business and Professions Code, Section 17200 et seq., and seeks restitution of amounts received, an accounting and the imposition of a constructive trust. In addition, as in the Alabama suit (where they were unsuccessful), UILIC also requests an injunction essentially preventing the replacement of UILIC variable annuity policies with Nationwide variable annuity policies by the Company's customers. In its pleadings, UILIC claims that it is not seeking damages, restitution or any remedy on its own behalf, but that the claim is brought on behalf of the general public and those persons who either currently own or

previously owned variable annuity policies sold by the W&R Defendants. Specifically, UILIC claims that the W&R Defendants violated California's Unfair Business Practices Act by replacing existing UILIC variable annuity contracts with variable annuity contracts issued by Nationwide, by purportedly failing to conduct proper suitability analyses, making material misrepresentations, withholding material information about the Nationwide variable annuity contracts, and refusing to service existing UILIC variable annuity contracts.

On November 9, 2001, the W&R Defendants removed the action to the United States District Court for the Central District of California (hereafter "Federal Court") (CV 01-09684 TJH). Thereafter, the W&R Defendants filed a motion to dismiss UILIC's complaint on the grounds that it is preempted by the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"). SLUSA requires the dismissal of a covered state law class action that alleges an untrue, manipulative, or deceptive statement or omission in connection with the purchase or sale of a covered security. On or about July 19, 2002, the Federal Court issued a one page minute order, without opinion, denying the motion to dismiss and, on its own motion, remanding the case back to State Court. On or about July 24, 2002, the W&R Defendants filed a Notice of Appeal with the United States Court of Appeals for the Ninth Circuit ("Ninth Circuit") from the Federal Court's Order. On January 24, 2003, the Ninth Circuit ordered the parties to further brief the issues. It is anticipated that the issue will be fully briefed by June of this year with a decision regarding dismissal to be reached by the Ninth Circuit before the end of the third quarter of this year.

Sawtelle Arbitration

As previously disclosed, an NASD Dispute Resolution Arbitration Panel (the "Panel") entered an award of $27.6 million against the Company on August 7, 2001 (97-03642). The award was made upon the conclusion of an arbitration proceeding conducted in New York arising from a complaint by Stephen Sawtelle, a former financial advisor of the Company. In the arbitration, this advisor claimed that after his termination on February 10, 1997, the Company engaged in conduct that tortiously interfered with his prospective business relations and violated provisions of the Connecticut Unfair Trade Practices Act ("CUTPA"). The Panel found the Company liable and directed payment of approximately $1.8 million in compensatory damages, plus attorney's fees of $747,000. It also held that the Company had violated CUTPA and ordered the payment of punitive damages in the amount of $25.0 million. On August 8, 2001, the former advisor filed a petition with the Supreme Court of the State of New York, County of New York, seeking to confirm the award (115056/01). Shortly thereafter, the Company filed a motion to have the award vacated or modified.

(Continued)

On or about June 3, 2002, the New York Supreme Court confirmed the punitive damage award and reduced the compensatory damage and attorney's fee award. The Court reduced the compensatory damage and attorney's fee award from $2.5 million to $1.8 million and confirmed the original punitive damage award of $25 million. The judgment was stayed with the posting of an appeal bond with the Court in the amount of $28.7 million backed by a letter of credit in the amount of $36 million, which in turn is collateralized by investment securities.

In September of this year, the Company made a strategic legal decision to no longer appeal the compensatory damage and attorney's fees portion of the award after it was reduced from $2.5 million to $1.8 million by the New York Supreme Court. This decision was made at the time the Company's appeal briefs were filed with the Appellate Division of the New York Supreme Court and reflects the Company's strategy to focus on contesting the related punitive damage award of $25.0 million. During this year's third quarter, the Company recorded a $2.0 million charge to general and administrative expense for the estimated cost of the probable payment of the compensatory damage and attorney's fees portion of the award. The inclusion of pre- and post-judgment interest on the award increased the total charge to $2.0 million.

On February 11, 2003, the Appellate Division of the New York Supreme Court vacated the Panel's $25.0 million punitive damage award and remanded the matter back to the Panel for reconsideration of the punitive damages. The Court upheld the lower court's previous rulings on compensatory damages and attorneys' fees. The Company satisfied the outstanding judgment on these awards on February 25, 2003. At this time it is unknown whether counsel for Mr. Sawtelle will appeal the order of the Appellate Division of the New York Supreme Court.

No charge has been recorded in the financial statements for the punitive damage award and interest thereon since, in the opinion of management, the size and probability of the punitive damage award on appeal, if any, is unknown and not reasonably determinable.

Schedule I

WADDELL & REED, INC.
(Parent Company Only)

Computation of Net Capital Requirement – Rule 15c3-1

December 31, 2002
(In thousands)

Total stockholder's equity per balance sheet	$ 221,555
Additions to capital – long-term deferred tax adjustment	5,749
Arbitration award, net of tax	(17,628)
Total stockholder's equity for computation of net capital	209,676
Nonallowable assets	(194,156)
Haircuts on securities	(5,097)
Net capital	10,423
Minimum net capital requirements	5,369
Excess of net capital over minimum net capital requirements	$ 5,054
Aggregate indebtedness	$ 80,542
Ratio: aggregate indebtedness to net capital	7.73 to 1

NOTE: A reconciliation of the Company's net capital computation under Rule 15c3-1 is not necessary pursuant to Rule 17a-5(d)(4).

The Company has elected to include the arbitration award (note 14) in the above net capital calculation. This award is not required to be included in the GAAP financial statements.

See accompanying independent auditors' report.

Schedule II

WADDELL & REED, INC.
(Parent Company Only)

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control as of December 31, 2002 for which instructions to reduce to possession or control had been issued as of December 31, 2002, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying independent auditors' report.

Schedule III

WADDELL & REED, INC.
(Parent Company Only)

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) of that rule.

See accompanying independent auditors' report.

Schedule IV

WADDELL & REED, INC.
(Parent Company Only)

Reconciliation of Total Assets Included in the December 31, 2002

Audited Financial Statements and Total Assets Included in the

Unaudited 2002 Focus Report
(In thousands)

Total assets per the 2002 Focus Report	$ 290,217
Reclassifications/adjustments	(17,781)
Total assets per the December 31, 2002 audited financial statements	$ 272,436

See accompanying independent auditors' report.